Cadwalader, Wickersham & Taft LLP 227 West Trade Street, Charlotte, NC 28202 Tel +1 704 348 5100 Fax +1 704 348 5200 www.cadwalader.com

September 5, 2018

Lulu Cheng, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       J.P. Morgan Chase Commercial Mortgage Securities Corp.
Registration Statement on Form SF-3 (Commission File No. 333-226123)

Dear Ms. Cheng:

Today, J.P. Morgan Chase Commercial Mortgage Securities Corp. (the “Registrant”) filed with the Securities and Exchange Commission electronically via EDGAR a pre-effective amendment (the “Amendment No. 2”) to the above-referenced registration statement.

The purpose of the Amendment No. 2 is to file a form of Depositor Certification as Exhibit 36.1.

If you require any additional information, please feel free to call me at (704) 348-5309.

Very truly yours,

/s/ David Burkholder

David Burkholder

David S. Burkholder     Tel 704-348-5309      Fax +1 704 348 5200     david.burkholder@cwt.com